UNITED STATES

SECURITIES AND EXCANGE COMMISSION

Washington, D.C. 20548

FORM 12b-25

NOTIFICATION OF LATE FILING

000-50932

(Commission File Number)

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: January 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NITRO PETROLEUM INCORPORATED
(Full Name of Registrant)

INGENIUM CAPITAL CORP.
(Former Name if Applicable)

7250 N.W. Expressway, Suite 260
(Address of Principal Executive Office (Street and Number))

Oklahoma City, Oklahoma 73132
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nitro Petroleum Incorporated (the “Company”) is engaged in the business of acquiring, operating and exploring for oil and gas properties. The Company owns working interests in properties for which it is not the operator. With respect to these properties, the Company must rely on the operator to distribute the proceeds attributable to its working interest and to provide certain financial and other information about those properties. This year, several operators did not provide the Company with the information it needed to prepare its financial statements until very recently. As a result of the delay in receiving financial information from these operators, the Company needs more time to prepare complete and accurate financial statements.

The issues could not be resolved in time to meet the filing deadline. The Company expects that it will file its 10-K within 15 calendar days from the date of this filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sharon Farris	405	728-3800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nitro Petroleum Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2009	By:	/s/ Larry Wise
Larry Wise, President

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